Filed by Prime Number Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41394

Subject Company: Prime Number Acquisition I Corp.

  Press Release

For Immediate Release

Lithium-ion battery using 3DOM Alliance’s X-SEPATM achieves extended lifespan under high temperature conditions, exceeding conventional battery lifespan at normal temperature

Aim to propel electrification in hotter regions of the world with battery lifespan of about 9,000 cycles at 60℃

TOKYO, April 18, 2023 – 3DOM Alliance Inc. (“3DOM Alliance”) today announced the development of a lithium-ion battery with the company’s proprietary X-SEPA™ separator and high temperature-resistant electrolyte optimized for use in high temperature environments. Data from charge-discharge cycle life testing shows that battery lifespan under high temperature conditions exceeds that of conventional batteries under normal temperature conditions. 3DOM Alliance expects the lifespan to reach approximately 9,000 cycles.

Developed by 3DOM Alliance, the X-SEPA™ is comprised of multiple layers of 3DOM (3-dimensionally ordered macroporous) separators, which are highly heat-resistant polyimide membranes that contain a uniform three-dimensional array of pores. This contributes to longer battery lifespan as well as improved reliability, heat resistance, and high-rate charge and discharge. Preparing for mass production, 3DOM Alliance began providing X-SEPA™ samples in February 2023.

The global decarbonization movement has brought forward the growing need for electric mobility solutions, especially in developing nations – many of which count amongst the hotter regions of the world. However, high temperatures cause the degradation of general-purpose electrolyte, which significantly shortens battery lifespan. This hinders the practicality of battery electrification and contributes to increased manufacturing, waste, and costs.

Responding to market needs in high-temperature regions, 3DOM Alliance has developed a lithium-ion battery with extended lifespan under high temperature conditions by using the X-SEPA™ in combination with a high temperature-resistant electrolyte. The high temperature-resistant electrolyte suppresses degradation in high temperature environments based on its high viscosity and high boiling point, but it has been difficult to use in lithium-ion batteries because its high viscosity makes it incompatible with general-purpose polypropylene separators. In contrast, the highly porous structure of the X-SEPA™ and the high wettability of its polyimide material to organic electrolytes enable the use of electrolytes with high viscosity and high boiling points.

Source: 3DOM Alliance

3DOM Alliance conducted charge-discharge cycle life testing at 60℃ to evaluate the lifespan and durability of batteries equipped with the X-SEPA™ and high temperature-resistant electrolyte in comparison with batteries using a general-purpose separator and electrolyte. As shown in Figure 1, interim results of ongoing testing show that the battery equipped with the X-SEPA™ and high temperature-resistant electrolyte demonstrates significantly higher capacity retention. Even under high temperature conditions, the charge-discharge cycle life of this battery exceeds the charge-discharge cycle life of conventional batteries in a normal temperature environment.

Figure 1. Comparison of charge-discharge cycle life at 60℃

As shown in Figure 2, 3DOM Alliance estimates that the battery equipped with the X-SEPA™ and high temperature-resistant electrolyte may achieve a charge-discharge cycle life of approximately 9,000 cycles when end-of-life is set at 60% capacity retention. 3DOM Alliance plans to verify this through continued testing and announce further results as they become available.

Figure 2. Prediction of charge-discharge cycle life (square root) for battery with X-SEPATM and high temperature-resistant electrolyte

Source: 3DOM Alliance

3DOM Alliance’s subsidiary noco-noco Pte. Ltd. (“noco-noco”), a Singapore-based decarbonization solution provider, plans to provide batteries equipped with the X-SEPATM through services that leverage resulting battery characteristics, including long lifespan under high temperature conditions. Currently, noco-noco is working to introduce 3DOM Alliance’s battery technology in mobility applications through multiple projects in Southeast Asia, including an electric minibus project with Assemblepoint Co., Ltd. announced earlier this month. Utilizing the X-SEPATM, noco-noco aims to address the need for batteries that can achieve higher performance and sustainability in hot climates in order to accelerate electrification in target markets such as South and Southeast Asia.

About 3DOM Alliance Inc.

Established in Japan in 2014, 3DOM Alliance Inc. strives to solve environmental problems through the research and development of cutting-edge technologies and business models that promote decarbonization and ecological conservation.

For more information on 3DOM Alliance Inc., visit www.3dom.co.jp

About noco-noco Pte. Ltd.

noco-noco Pte. Ltd. is a decarbonization solutions provider working to accelerate the global transformation to a carbon-neutral economy and an affiliated entity to 3DOM Alliance. Through use of the X-SEPA™, a proprietary multilayer battery separator, and by providing sustainable mobility services and an innovative energy management platform, noco-noco addresses the need for clean, affordable, and sustainable energy solutions.

For more information on noco-noco, visit www.noco-noco.com

Important Information and Where to Find It

On December 29, 2022, Prime Number Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Merger Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo, Prime Number New Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo, noco-noco, and certain shareholders of noco-noco collectively holding a controlling interest, entered into a business combination agreement, pursuant to which PNAC is proposing to enter into a business combination with noco-noco involving a merger and a share exchange. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. PNAC’s stockholders and other interested persons are advised to read, when available, the proxy statement/prospectus and the amendments thereto and other documents filed in connection with the proposed business combination, as these materials will contain important information about noco-noco, PNAC and the proposed business combination. When available, the proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of PNAC as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the Securities and Exchange Commission (the “SEC”), without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to PNAC at its principal executive offices at c/o 1129 Northern Blvd, Suite 404, Manhasset, NY 11030, United States.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to noco-noco and PNAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the proposed business combination, the benefits and synergies of the proposed business combination, the markets in which noco-noco operates as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the proposed business combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of noco-noco and PNAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of noco-noco and PNAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. Neither noco-noco nor PNAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from PNAC’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by PNAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties. There may be additional risks that neither noco-noco nor PNAC presently know or that noco-noco and PNAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by noco-noco, PNAC, and their respective directors, officers or employees or any other person that noco-noco and PNAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of noco-noco and PNAC as of the date of this communication. Subsequent events and developments may cause those views to change. However, while noco-noco and PNAC may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of noco-noco or PNAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of noco-noco or PNAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

noco-noco, PNAC, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of PNAC’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PNAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus on Form F-4 to be filed with the SEC.